May 2, 2017

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Levi Strauss & Co.

Registration Statement on Form S-4

(File No. 333-217423)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Levi Strauss & Co. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be made effective at 5:00 p.m., Washington D.C. time, on May 4, 2017, or as soon thereafter as practicable.

Very truly yours,

/s/ David Jedrzejek

David Jedrzejek

Associate General Counsel, Finance & Governance

cc: Brett Cooper (Orrick, Herrington & Sutcliffe LLP)